UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File No. 000-55280
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BUSINESS DEVELOPMENT
CORPORATION OF AMERICA II
(Exact name of registrant as specified in its charter)
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405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
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Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)
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None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 15, 2015	Business Development Corporation of America II

	By:	/s/ Peter M. Budko
Peter M. Budko
Chief Executive Officer, President and Chairman
of the Board of Directors